BROADMARK REALTY CAPITAL INC.

January 14, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Broadmark Realty Capital Inc. BRMK Lending, LLC BRMK Management, Corp. Registration Statement on S-3 File No. 333-251075

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Act”), we respectfully request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 5:00 p.m. Eastern Time on January 15, 2021, or as soon thereafter as practicable. In making this acceleration request, the Registrants acknowledge that they are aware of their responsibilities under the Act.

Please contact Eliot Robinson of Bryan Cave Leighton Paisner LLP, special counsel to the Company, at (404) 572-6785 as soon as the registration statement has been declared effective or if you have any other questions or concerns regarding this matter.

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Sincerely

BROADMARK REALTY CAPITAL INC.

By:	/s/ Nevin Boparai
Name: Nevin Boparai Title: Chief Legal Officer

BRMK LENDING, LLC By: BROADMARK REALTY CAPITAL INC. Sole Member

By:	/s/ Nevin Boparai
Name: Nevin Boparai Title: Chief Legal Officer

BRMK MANAGEMENT, CORP.

By:	/s/ Nevin Boparai
Name: Nevin Boparai Title: Chief Legal Officer

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